ORION BLISS CORP.

Ashdod

Kalonite 9-57

Israel

7724233

April 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	ORION BLISS CORP.
Registration Statement on Form S-1
File No. 333-257326

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Orion Bliss Corp., a Nevada corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on April 13, 2022, or as soon thereafter as possible on such date.

Very truly yours,

ORION BLISS CORP.

By: /s/ Marina Konstantinova

Name: Marina Konstantinova

Title: Chief Financial Officer